                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 13)1

                               SL INDUSTRIES, INC.
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    784413106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 31, 2005
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 2 of 17 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,430,050
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,430,050
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,430,050
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 3 of 17 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,430,050
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,430,050
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,430,050
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 4 of 17 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,440,350
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,440,350
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,440,350
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 5 of 17 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 6 of 17 pages
---------------------                                    -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    20,824
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                20,824
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     20,824
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 7 of 17 pages
---------------------                                    -----------------------

          The following constitutes Amendment No. 13 ("Amendment No. 13") to the
Schedule 13D filed by the undersigned. This Amendment No. 13 amends the Schedule
13D as specifically set forth.

     Item 3(a) is hereby amended and restated as follows:

          (a) The aggregate  purchase  price of the  1,430,050  Shares of Common
Stock  owned  by  Steel  Partners  II  is   $10,442,745,   including   brokerage
commissions. The Shares of Common Stock owned by Steel Partners II were acquired with  partnership  funds.  The aggregate  purchase price of the 10,300 Shares of
Common Stock  purchased by Mr.  Lichtenstein is  approximately  $37,509 and came from his personal funds.

     Item 4 is hereby amended to add the following:

          On April 5, 2005,  Steel  Partners II entered into a purchase  trading plan agreement (the "Purchase  Trading Plan Agreement") with Mutual  Securities,
Inc.,  a  registered  broker-dealer  ("Mutual  Securities"),  for the purpose of establishing  a trading  plan to  effect  purchases  of Shares of the  Issuer in compliance with all applicable  laws,  including,  without  limitation,  Section
10(b) of the  Securities  Exchange  Act of 1934,  as amended,  and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

     Item 5(a) - (b) is hereby amended and restated as follows:

          (a)-(b) The aggregate  percentage  of Shares of Common Stock  reported owned by each person named herein is based upon  5,486,597  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2004.

          As of the  close of  business  on April 7,  2005,  Steel  Partners  II beneficially owned 1,430,050 Shares of Common Stock, constituting  approximately
26.1% of the Shares  outstanding.  As the general  partner of Steel Partners II,
Partners LLC may be deemed to  beneficially  own the 1,430,050  Shares of Common
Stock owned by Steel Partners II, constituting approximately 26.1% of the Shares outstanding.  As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr.  Lichtenstein may be deemed to  beneficially  own the  1,430,050  Shares of Common  Stock owned by
Steel Partners II, which,  together with the 10,300 Shares of Common Stock owned directly  by Mr.  Lichtenstein,  constitute  approximately  26.3% of the  Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the  10,300  Shares  owned  by him and the  1,430,050  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

          As  of  the  close  of  business  on  April  7,  2005,  Mr.  Henderson beneficially  owned 20,824 Shares of Common Stock  issuable upon the exercise of options, constituting less than 1% of the Shares outstanding.

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 8 of 17 pages
---------------------                                    -----------------------

          Mr. Kassan  currently does not  beneficially  own any Shares of Common
Stock.

     Item 5(c) is hereby amended to add the following:

          Schedule  A annexed  hereto  lists all  transactions  in the  Issuer's
Common Stock during the past sixty days by the  Reporting  Persons.  All of such transactions were effected in the open market.

     Item 6 is hereby amended to add the following:

          Effective  April 5, 2005,  Steel  Partners  II and  Mutual  Securities
entered into the Trading Plan  Agreement (as defined and described in Item 4). A copy of the  Trading  Plan  Agreement  is  attached  as an  exhibit  hereto  and incorporated herein by reference.

    Item 7 is hereby amended to add the following exhibit:

          9.  Purchase  Trading Plan Agreement by and between Steel Partners II,
              L.P. and Mutual Securities, Inc., dated April 5, 2005.

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 9 of 17 pages
---------------------                                    -----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2005                STEEL PARTNERS II, L.P.

                                    By:  Steel Partners, L.L.C.,
                                         General Partner

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein,
                                        Chief Executive Officer

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein,
                                        Chief Executive Officer

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    WARREN G. LICHTENSTEIN

                                    /s/ Glen Kassan
                                    --------------------------------------------
                                    GLEN KASSAN

                                    /s/ James R. Henderson
                                    --------------------------------------------
                                    JAMES R. HENDERSON

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 10 of 17 pages
---------------------                                    -----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

   Shares of Common Stock           Price Per                     Date of
          Purchased                 Share ($)                     Purchase
          ---------                 ---------                     --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
              3,100                    13.9923                    03/31/05
              2,000                    14.0000                    04/01/05
             14.200                    13.9495                    04/04/05
              7,800                    13.9611                    04/05/05

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                   GLEN KASSAN
                                   -----------
                                      None

                               JAMES R. HENDERSON
                               ------------------
                                      None

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 11 of 17 pages
---------------------                                    -----------------------

                                  EXHIBIT INDEX

     Exhibit                                                              Page
     -------                                                              ----
1.   Joint Filing  Agreement by and among Steel Partners II,               --
     L.P.  and Warren G.  Lichtenstein  dated as of June 20,
     1997 (previously filed).

2.   Joint Filing  Agreement by and among Steel Partners II,               --
     L.P., Warren G. Lichtenstein, Newcastle Partners, L.P.,
     Mark E. Schwarz,  Glen Kassan,  James R.  Henderson and
     Steven   Wolosky   dated  as  of   February   15,  2001
     (previously filed).

3.   Director Nomination Letter from Steel Partners II, L.P.               --
     to  SL   Industries,   Inc.  dated  February  15,  2001
     (previously filed).

4.   Letter from The SL Full Value  Committee to Owen Farren               --
     dated February 16, 2001 (previously filed).

5.   Director Nomination Letter from Steel Partners II, L.P.               --
     to  SL   Industries,   Inc.  dated  November  13,  2001
     (previously filed).

6.   Preliminary  Proxy  Statement  of The  RORID  Committee               --
     dated November 20, 2001 (previously filed).

7.   Letter from Steel  Partners II, L.P. to SL  Industries,               --
     Inc. dated November 21, 2001 (previously filed).

8.   Joint Filing  Agreement by and among Steel Partners II,               --
     L.P., Steel Partners,  L.L.C.,  Warren G. Lichtenstein,
     Glen  Kassan  and  James  R.  Henderson,  dated  as  of
     September 5, 2003 (previously filed).

9.   Purchase  Trading Plan  Agreement by and between  Steel          12 to 17
     Partners II, L.P. and Mutual  Securities,  Inc.,  dated
     April 5, 2005.

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 12 of 17 pages
---------------------                                    -----------------------

                         PURCHASE TRADING PLAN AGREEMENT

WHEREAS, Steel Partners II, L.P., a Delaware limited partnership (the
"Purchaser") desires to purchase, from time to time, certain shares (the
"Shares") of Common Stock, par value $.20 per share (the "Common Stock"), of SL
Industries, Inc. a New Jersey corporation (the "Company").

WHEREAS, Warren Lichtenstein, the managing member of the general partner of the
Purchaser is Chairman of the Board of the Company and therefore, he may become aware of material nonpublic information about the Company, although on the date hereof he is not in possession of material nonpublic information about the
Company.

WHEREAS, the Purchaser desires to enter into this agreement for the purpose of establishing a trading plan to make purchases of Shares of Common Stock in compliance with all applicable laws, including, but not limited to, Section
10(b) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations promulgated thereunder, including, but not limited to,
Rule 10b5-1. References herein to this "Agreement" refer to this agreement and specifically include the trading plan described herein.

NOW, IT IS AGREED, as of this 5th day of April, 2005 by the Purchaser and Mutual
Securities, Inc. (the "Broker") as follows:

SECTION 1.  TERMS OF PURCHASE.

(a)  The Purchaser desires that the Broker effect purchases of the Shares on its behalf in accordance with trading requirements adopted by the Purchaser and to be delivered in writing to the Broker by separate letter (the "Initial
     Trading Instructions"). The trading requirements adopted by the Purchaser are referred to herein as the "Program Period."

(b)  In furtherance of Section 1(a) hereof, the Purchaser directs the Broker to purchase, in customary brokerage transactions, the Shares, for the
     Purchaser's account or accounts, in the Broker's sole discretion as to execution and timing, subject to the condition that as of the time of any purchase of Shares, any individual employee of the Broker making the
     Broker's investment decisions on behalf of the Purchaser shall not be in possession of or aware of material nonpublic information relating to the
     Company's business, operations or prospects or the value of the Common
     Stock ("Material Nonpublic Information").

(c)  Notwithstanding the foregoing, the Broker shall not purchase Shares at any time when the Broker, in its sole discretion, shall have determined that such purchase would violate applicable law, including, without limitation,
     Section 10(b) of the 1934 Act and the rules and regulations promulgated thereunder and Section 5 of the Securities Act of 1933, as amended (the
     "1933 Act").

(d)  The Purchaser agrees that, during the Program Period, it shall not exercise any subsequent influence over how, when or whether to effect purchases of

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 13 of 17 pages
---------------------                                    -----------------------

     the Shares, except that the Purchaser may amend this Agreement as set forth in Section 3 hereof. Each of the Purchaser and the Broker agree that it will not discuss with the other the Company's business, operations or prospects or any other information likely to be related to the value of the
     Shares or likely to influence a decision to purchase the Shares.
     Notwithstanding the preceding sentence, with the approval of counsel to the
     Broker, the Purchaser may communicate with Broker personnel who are not responsible for, and have no ability to influence, the execution of the trading plan set forth in this Agreement.

SECTION 2.  REPRESENTATIONS, WARRANTIES AND COVENANTS.

(a)  The Purchaser represents, warrants and covenants to the Broker as follows:

     (i)    The Purchaser is not, as of the date hereof, aware of or in possession of Material Nonpublic Information.

     (ii)   During the term of this Agreement, the Purchaser will not engage, and will not cause others to engage on behalf of the Purchaser, in any transactions (other than (y) purchases of Shares pursuant to this Agreement, or (z) exercises of stock options issued pursuant to the Company's stock option plans; provided that the Purchaser complies with Rule 16b-3 under the 1934 Act in connection with any such exercise and the related securities) involving any security into which the Common Stock is convertible or any other related security or derivative, including, without limitation, corresponding or hedging transactions with respect to the Common Stock. The
            Purchaser also agrees not to enter into any binding contract with respect to any transactions described in the preceding sentence.

     (iii)  The Purchaser will at all times, in connection with the performance of this Agreement, comply with all applicable laws, including, without limitation, Section 16 of the 1934 Act and the rules and regulations promulgated thereunder.

     (iv)   The Purchaser agrees to provide such additional information and to execute such additional documents or instruments as may be reasonably requested by the Company or the Broker in connection with the performance of this Agreement and to confirm compliance with applicable law.

     (v)    The Company's General Counsel (or his/her designee) has approved this Agreement.

     (vi)   This Agreement constitutes the legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws affecting the enforceability of creditors' rights and general principles of equity, and as rights to indemnity hereunder may be limited by applicable law. The Shares

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 14 of 17 pages
---------------------                                    -----------------------

            are not subject to any liens, security interests or other
            impediments to transfer, nor is there any litigation, arbitration or other proceeding pending, or to the Purchaser's knowledge
            threatened, that would prevent or interfere with the purchase of the
            Shares under this Agreement.

(b)  The Broker represents, warrants and covenants to the Purchaser as follows:

     (i)    The Broker has implemented reasonable policies and procedures, taking into consideration the nature of the Broker's business, to ensure that individuals making investment decisions will not violate the laws prohibiting trading on the basis of Material Nonpublic
            Information. These policies and procedures include those that restrict any purchase or sale, or causing any purchase or sale, of any security as to which the Broker has Material Nonpublic
            Information, as well as those that prevent such individuals from becoming aware of or in possession of such Material Nonpublic
            Information.

     (ii)   In connection with all purchases of Shares, the Broker shall deliver to the Purchaser and the Company by facsimile or electronic mail, no later than the close of business on the date such transaction is effected, all information necessary (to the extent that the Broker possesses such information) for the Purchaser and/or the Company to make all required Form 4 and 5 filings, as required by Section 16(a)
            of the 1934 Act with regard to purchases made pursuant to this
            Agreement. The information shall be delivered to David Nuzzo at the
            Company by facsimile at (856) 727-1683 or by electronic mail at
            dnuzzo@slindustries.com, with a copy to the Company's outside legal counsel, Adam Finerman, by facsimile at (212) 451-2222 or by electronic mail at afinerman@olshanlaw.com, or such other facsimile number or electronic mail address designated in writing by the
            Company.

     (iii)  This Agreement constitutes the legal, valid and binding obligation of the Broker enforceable against the Broker in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws affecting the enforceability of creditors' rights and general principles of equity, and as rights to indemnity hereunder may be limited by applicable law.

SECTION 3. AMENDMENTS. This Agreement (including the Initial Trading
Instructions) may not be amended by the parties hereto, except as follows: The parties hereto may amend the provisions of this Agreement (including the Initial
Trading Instructions) upon notice to the Company; provided that at the time of such amendment, the Purchaser was not in possession of or aware of Material
Nonpublic Information and only upon the written consent of the Company's General
Counsel (or his/her designee). Any modification by the Purchaser will be made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1.
The amended Agreement or Initial Trading Instructions, as the case may be, shall not take effect until 90 days after the amendment is adopted. During the 90 day period between the adoption date of the amendment and the effective date of the

---------------------                                    -----------------------
CUSIP No. 784413106                   13D                    Page 15 of 17 pages
---------------------                                    -----------------------

amendments, the unmodified Agreement or Initial Trading Instructions, as the case may be, will remain in effect.

Section 4. Termination. This Agreement shall terminate upon the earlier to occur of the following:

     (a)    The close of business on April 5, 2006; or

     (b)    The Broker purchases the maximum number of Shares allowable under the Initial Trading Instructions, as may be amended as provided in
            Section 3 hereof; or

     (c)    The Agreement is terminated by either party immediately upon receipt of written notice to the other party; provided, however, that with respect to any termination by the Purchaser pursuant to this Section
            4(c) at the time of such termination, the Purchaser was not in possession of or aware of Material Nonpublic Information and such termination was made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1; or

     (d)    Any purchase effected pursuant to this Agreement that violates (or in the opinion of counsel to the Company or the Broker is likely to violate) Section 16 of the 1934 Act, any other provision of the
            Federal securities laws or regulations adopted by the U.S.
            Securities and Exchange Commission thereunder, or any other applicable Federal or State law or regulation; or

     (e)    The Purchaser materially breaches its obligations under this
            Agreement; or

     (f)    The Purchaser and/or the Company enter into a contract that prevents or materially restricts purchases by the Purchaser under this
            Agreement; or

If the Agreement is terminated pursuant to this Section 4 and a new purchase trading plan agreement with respect to purchases of the Purchaser's Common Stock is entered into with the Broker or any other person, the Purchaser hereby agrees that the new purchasing trading plan will not take effect until 90 days after its adoption.

SECTION 5. INDEMNIFICATION AND LIMITATION ON LIABILITY; NO TAX, ACCOUNTING OR
LEGAL ADVICE.

     (a)    The Purchaser agrees to indemnify and hold harmless the Broker (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorneys' fees and costs) arising out of or attributable to: (i) any material breach by the Purchaser of this Agreement
            (including the Purchaser's representations and warranties), (ii) any violation by the Purchaser of applicable laws or regulations and
            (iii) any action taken by the Broker in good faith and without negligence pursuant to this Agreement. This indemnification will

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CUSIP No. 784413106                   13D                    Page 16 of 17 pages
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            survive the termination of this Agreement.

     (b)    Notwithstanding any other provision herein, the Broker will not be liable to the Purchaser for: (i) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, including but not limited to lost profits, lost savings, and loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (ii) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God."

     (c)    The Purchaser acknowledges and agrees that the Broker has not provided the Purchaser with any tax, accounting or legal advice with respect to this Agreement.

SECTION 6. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such
State's conflict of laws rules.

SECTION 7. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

SECTION 8. ASSIGNMENT. This Agreement and each party's rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party's successors and permitted assigns, whether by merger, consolidation or otherwise.

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CUSIP No. 784413106                   13D                    Page 17 of 17 pages
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

STEEL PARTNERS  II, L.P.

By: STEEL PARTNERS, L.L.C.
    its General Partner

By:  /s/ Warren G. Lichtenstein
     --------------------------
Name:  Warren G. Lichtenstein
Title: Managing Member

MUTUAL SECURITIES, INC.

By: /s/ Ryan Sabol
   -----------------------------
Name:  Ryan Sabol
Title: Executive Vice President